SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2/A

Amendment No. 1

STATEMENT BY HOLDING COMPANY
CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE
PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935

* * * * *

File No. _________

SW II Acquisition LLC
---------------------
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

          Exhibit A. A consolidating statement of operations of the TNP Enterprises and its subsidiaries for the last calendar year 2001, together with a consolidating balance sheet and consolidating statements of retained earnings of TNP Enterprises and its subsidiaries as of the close of the 2001 calendar year.

          See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2002 - File No. 69-291 and Form U-3A-2/A filed with the Commission on 3/28/2002.

          Exhibit B. A Financial Data Schedule for the period ended December 31, 2001, including Item Nos. 1, 2, and 3.

          See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2002 - File No. 69-291 and Form U-3A-2/A filed with the Commission on 3/28/2002.

          The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of March, 2002.

SW II Acquisition, LLC

By   /s/ William J. Catacosinos
William J. Catacosinos
Manager

Attest:

  /s/ Kathleen A. Marion
Kathleen A. Marion

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Dr. William J. Catacosinos
SW II Acquisition, LLC.
2 Robbins Lane Suite 201
Jericho, NY 11753

With a copy to

Paul W. Talbot
Texas-New Mexico Power Company
4100 International Plaza
Fort Worth, TX 76109

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME (LOSS)
For the Year Ended December 31, 2001

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2002 - File No. 69-291.

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2001

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 3/28/2002 - File No. 69-291

Exhibit B

TNP ENTERPRISES, INC. AND SUBSIDIARIES
Financial Data Schedule
For the Period Ending December 31, 2001

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 3/28/2002 - File No. 69-291